UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):  (X)Form 10-K ( )Form 20-F ( )Form 11-K ( )Form 10-Q ( )Form N-SAR

                       For Period Ended: December 31, 1999

PART I-REGISTRANT INFORMATION

GulfWest Oil Company
Full Name of Registrant

Former Name if Applicable

397 N. Sam Houston Parkway East, Suite 375
Address of Principal Executive Office (Street and Number)

Houston, Texas 77060
City, State and Zip Code

PART II-RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25b, the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expenses;

        (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

        (c) The accountant's statement or other exhibit required by Rule 12b25(c)has been attached if applicable.

PART III-NARRATIVE

The Company is in the process of preparing its annual report on Form 10-K. To complete this report in a timely manner would have required unreasonable effort and expense on the part of the Company due to the necessity of assimilating and analyzing the financial data associated with the year-end acquisition of oil and gas properties.

PART IV-OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

         Jim C. Bigham, Secretary           281                 820-1919
         (Name)                           (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). (X)Yes ( )No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ( )Yes (X)No

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                              GULFWEST OIL COMPANY
                   (Name of Registrant as Specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  March 29, 2000                         By:  /s/Jim C. Bigham
                                                   Jim C. Bigham, Secretary